SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57



         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




       Entergy Power Operations Damhead Creek Corporation

               (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power Operations Damhead Creek Corporation ("EPODCC") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Operations Damhead Creek Corporation
          c/o Entergy Power Group
          4 Park Plaza
          Suite 2000
          Irvine, CA 92614

     EPODCC, an indirect subsidiary of Entergy, was formed to provide, indirectly through its subsidiary, Entergy Power Operations Damhead Creek Limited Partnership, operations and maintenance services to Damhead Creek Limited, an English registered company ("DCL") and an indirect subsidiary of Entergy. DCL will develop and own a 740 megawatt (nominal) gas-fired, combined cycle electric generating facility to be located approximately 30 miles southeast of London, in the County of Kent, England (the "DCL Plant"). As currently configured, the DCL Plant will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in EPODCC.


Item 2. Domestic Associate Public-Utility Companies of EPODCC and their Relationship to EPODCC

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPODCC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPODCC.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY POWER DEVELOPMENT
                                   CORPORATION

                                   By:  /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    September 14, 1998